Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Third Quarterly Dividend for 2020

BEIJING, November 27, 2020 /PRNewswire/ -- Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager operating primarily in China and also in other countries, today announced that its Board of Directors has declared a cash dividend for the third quarter of 2020 of US$0.0125 per common share, or US$0.025 per American Depositary Share, which will be payable before January 8, 2021, to shareholders of record as of December 18, 2020.

About Xinyuan Real Estate

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi'an, and Suzhou. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Charles Wang

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

The Blueshirt Group

Ms. Susie Wang

Mobile: +86 (138) 1081-7475

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Email: Julia@blueshirtgroup.com